                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 2)

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                                (Name of Issuer)

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                                  BRUCE BENDELL
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   560775 10 8
                      (CUSIP Number of Class of Securities)

                                  Bruce Bendell
                      The Major Automotive Companies, Inc.
                            43-40 Northern Boulevard
                           Long Island City, NY 11101
                                 (718) 937-3700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

                            Mitchell C. Littman, Esq.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                                 (212) 490-2020
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         And Communications on behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (CFR 240.14c-1
to 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange
Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1933.

[ ] c. A tender offer.

[ ] d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

          Transaction valuation                  Amount of filing fee
          ---------------------                  --------------------
                $571,854 (1)                        * $67.31 (2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

(1) The above transaction value assumes that in connection with the reverse stock split described in this Schedule 13E-3 The Major Automotive Companies,
Inc. will use a ratio of 1-to-1,000 and purchase fractional interests equivalent to approximately 301,000 pre-split shares of common stock, par value $0.01 per share, of the company for $1.90 per share.

(2) The above filing fee was determined by multiplying 0.0001177 by transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or
Schedule and the date of its filing.

Amount previously Paid: $67.31
-------------------------

FORM OR REGISTRATION NO.:  SCHEDULE 13E-3
-------------------------

FILING PARTY:  THE MAJOR AUTOMOTIVE COMPANIES, INC.

DATE FILED: OCTOBER 14, 2005

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE
MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY
OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                                  INTRODUCTION

      This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 initially filed by The Major Automotive Companies,
Inc., a Nevada corporation (the "Company"), pursuant to Section 13(e) of the
Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder on
October 14, 2005 and amended on December 16, 2005 in connection with a going private transaction. We are proposing that the Company's shareholders adopt amendments to the Company's articles of incorporation that will result in a reverse/forward stock split transaction. If the split transaction is completed, our shareholders of record who hold only fractional shares after giving effect to the 1-for-1,000 reverse stock split will receive a payment of $1.90 per share for each pre-split share. If the split transaction is completed, shareholders of record with less than 1,000 shares prior to the reverse stock split will have no interest in the Company and will become entitled only to a cash payment for their shares. The Company expects to pay approximately $571,854 to its shareholders in the aggregate in the reverse stock split. After the Company completes the reverse stock split and identifies those shareholders entitled to payment for their pre split shares, it will complete a forward stock split in which each share of common stock will be converted into 1,000 shares of common stock post-split. As a result, shareholders of record who hold 1,000 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction. The effect of the split transaction will be to reduce the number of shareholders of record to less than 300, which will allow the Company to suspend its reporting obligations.

       This Amendment No. 2 to the Schedule 13E-3 is being filed with the
Securities and Exchange Commission concurrently with the filing of Amendment No.
2 to the Company's preliminary proxy statement on Schedule 14A filed by the
Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.
As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

ITEM 1. SUMMARY TERM SHEET.

The Summary Term Sheet is incorporated herein by reference to the Item "Summary
Term Sheet" of the preliminary proxy statement being provided to security holders and filed with the Securities and Exchange Commission on a Schedule 14A
on January 6, 2006 (the "Proxy Statement").

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and address. The Major Automotive Companies, Inc. (the "Company"),
43-40 Northern Boulevard, Long Island City, NY 11101; telephone number (718)
937-3700.

(b) Securities. The Company has 9,222,228 shares of common stock, $.01 par value, outstanding as of January 6, 2006.

(c) Trading Market and Price. Information regarding the trading market and price is incorporated herein by reference to the Item "The Company - Market Price of
Common Stock and Dividends" of the Proxy Statement.

(d) Dividends. Information regarding dividends is incorporated herein by reference to the Item "The Company - Market Price of Common Stock and Dividends"
of the Proxy Statement.

(e) Prior public offerings. Not Applicable.

(f) Prior stock purchases. Not Applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address. The Company and Bruce Bendell are each filing persons of this Schedule 13E-3.The Company is the Subject Company. The Company's business address and business telephone number are provided in Item 2(a) above. The business address and telephone number of Bruce Bendell is the same as that of the Company.

The executive officers and directors of the Company are set forth below.

Executive Officers:

Bruce Bendell, Chairman of the Board, Chief Executive Officer, President and
Acting Chief Financial Officer.

Board of Directors

Bruce Bendell
Alan Pearson
David Edelstein
Steven Hornstock
Jeffrey Weiner

Bruce Bendell is an affiliate of the Company by virtue of the fact that he owns
47.7% of the outstanding Common Shares and is the sole executive officer and a director of the Company.

(b) Business and background entities. Not Applicable.

(c) Business and background of natural person. Information regarding any person specified in Instruction C who is a natural person is incorporated herein by reference to the Items "The Company - Executive Officers and Directors," and
"The Company - Principal Stockholders" of the Proxy Statement.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material terms. Information regarding the material terms of the 13e-3 transaction is incorporated herein by reference to the Items "Special Factors"
and "Additional Information Regarding the Transaction- Material Terms" of the
Proxy Statement.

(c) Different terms. Information regarding different terms in connection with the 13e-3 transaction is incorporated herein by reference to the Item
"Additional Information Regarding the Transaction - Treatment of Fractional
Shares" of the Proxy Statement.

(d) Appraisal rights. Information regarding appraisal rights in connection with the 13e-3 transaction is incorporated herein by reference to the Item
"Additional Information Regarding the Transaction - Appraisal Rights" of the
Proxy Statement.

(e) Provisions for unaffiliated security holders. Information regarding provisions for unaffiliated security holders is incorporated herein by reference to the Item "Special Factors - Fairness of the Transaction" of the Proxy
Statement.

(f) Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. Information regarding transactions is incorporated herein by reference to the Item "The Company - Past Contacts, Transactions, Negotiations
and Agreements" of the Proxy Statement.

(b) Significant corporate events. Information regarding significant corporate events is incorporated herein by reference to the Items "Special Factors -
Background to the Transaction" and "The Company - Past Contacts, Transactions,
Negotiations and Agreements" of the Proxy Statement.

(c) Negotiations or contacts. Information regarding negotiations or contacts is incorporated herein by reference to the Item "The Company - Past Contacts,
Transactions, Negotiations and Agreements" of the Proxy Statement.

(e) Agreements involving the subject company's securities. None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Uses of securities acquired. Information regarding the use of the securities is incorporated herein by reference to the Item "Additional Information
Regarding the Transaction - Effective Date" of the Proxy Statement.

(c) Plans.

(c)(1) None.

(c)(2) None.

(c)(3) None.

(c)(4) None.

(c)(5) None.

(c)(6) Information regarding plans that relate to any class of equity securities to be delisted is incorporated herein by reference to the Item "Additional
Information Regarding the Transaction - Deregistration of Common Stock" of the
Proxy Statement.

(c)(7) Information regarding plans that relate to the Company becoming eligible for termination of registration is incorporated herein by reference to the Item
"Additional Information Regarding the Transaction - Deregistration of Common
Stock" of the Proxy Statement.

(c)(8) Information regarding plans that relate to the suspension of the
Company's reporting obligation is incorporated herein by reference to the Item
"Additional Information Regarding the Transaction - Suspension of Public
Reporting Obligations" of the Proxy Statement.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. Information regarding the purposes of the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Purpose of the
Transaction" of the Proxy Statement.

(b) Alternatives. Information regarding alternatives to the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Alternatives to the Transaction" of the Proxy Statement.

(c) Reasons. Information regarding the reasons for the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Reasons for the
Transaction and Timing of the Transaction" of the Proxy Statement.

(d) Effects. Information regarding the effects of the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Effects of the
Transaction" of the Proxy Statement.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. Information regarding the fairness of the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Fairness of the
Transaction" of the Proxy Statement.

(b) Factors considered in determining fairness. Information regarding the factors considered in determining the fairness of the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Fairness of the
Transaction" of the Proxy Statement.

(c) Approval of security holders. Information regarding the approval of security holders of the going private transaction is incorporated herein by reference to the Item "Special Factors - Fairness of the Transaction" of the Proxy Statement.

(d) Unaffiliated representative. Information regarding unaffiliated representatives in connection with the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Fairness of the Transaction" of the
Proxy Statement.

(e) Approval of directors. A majority of the directors of the Company who are not employees of the Company approved the transactions contemplated by this
Schedule 13E-3. Additional information regarding the approval by directors of the 13e-3 transaction is incorporated herein by reference to the Item "Special
Factors - Fairness of the Transaction" of the Proxy Statement.

(f) Other offers. Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) Report, opinion or appraisal. Information regarding reports, opinions, or appraisals in connection with the 13e-3 transaction is incorporated herein by reference to the Item "Special Factors - Valuation and Fairness Opinion of
Financial Advisor" of the Proxy Statement.

(b) Preparer and summary of the report, opinion or appraisal. Information regarding the preparer and a summary of the fairness opinion is incorporated herein by reference to the Item "Special Factors - Valuation and Fairness
Opinion of Financial Advisor" of the Proxy Statement.

(c) Availability of documents. Information regarding the availability of the fairness opinion is incorporated herein by reference to the Item "Special
Factors - Valuation and Fairness Opinion of Financial Advisor" of the Proxy
Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of funds. Information regarding the sources of funds for the 13e-3 transaction is incorporated herein by reference to the Item "Additional
Information Regarding the Transaction - Source of Funds and Expenses" of the
Proxy Statement.

(b) Conditions. Not applicable.

(c) Expenses. Information regarding the expenses is incorporated herein by reference to the Item "Additional Information Regarding the Transaction - Source
of Funds and Expenses" of the Proxy Statement.

(d) Borrowed funds. Not applicable.

ITEM. 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership. Information regarding ownership of the Company's securities is incorporated herein by reference to the Item "The Company -
Principal Stockholders" of the Proxy Statement.

(b) Securities transactions. Not Applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going-private transaction. Information regarding intent to vote in the 13e-3 transaction is incorporated herein by reference to the Item "The Company - Executive Officers and Directors" of the
Proxy Statement.

(e) Recommendations of others. Information regarding recommendations of others is incorporated herein by reference to the Item "The Company - Executive
Officers and Directors" and "Special Factors - Fairness of the Transaction" of
the Proxy Statement.

ITEM 13. FINANCIAL INFORMATION.

(a) Financial Information. The audited financial statements of the Company for the two fiscal years required to be filed with the Company's most recent annual report under the Securities Exchange Act of 1934, as amended, are included on pages F-1 through F-60 and S-1 through S-2 of the Company's Amended Annual
Report on Form 10-K/A for the fiscal year ended December 31, 2004, a copy of which will be provided to the stockholders along with the Proxy Statement. The unaudited financial statements of the Company for the fiscal quarter ended
September 30, 2005 are included on pages 1 through 12 of the Company's Quarterly
Report on Form 10-Q for the quarter ended September 30, 2005, a copy of which will be provided to stockholders along with the Proxy Statement. The ratio of earnings to fixed charges and book value per share information is incorporated herein by reference to the Item "The Company - Financial Information" of the
Proxy Statement.

(b) Pro forma information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or recommendations. Not applicable.

(b) Employees and corporate assets. Other than the employees and officers of the
Company used in connection with the proposal, analysis, consideration, approval and execution of the 13e-3 transaction, no employee, officer, or asset of the
Company has been or will be used in connection with the 13e-3 transaction.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other material information. Information in the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) (1) Proxy Statement sent to security holders of The Major Automotive
Companies, Inc. in connection with the going private transaction (incorporated herein by reference to the Proxy Statement).

(b) Not Applicable.

(c) (1) Fairness Opinion and Valuation Report of Empire Valuation Consultants
(incorporated herein by referenced to the Proxy Statement).

    (2) 5-Day and 10-Day Pricing Average Analysis of Empire Valuation
Consultants.

(d) Not applicable.

(f) Statement of appraisal rights of security holders of The Major Automotive
Companies, Inc. in connection with the going private transaction (incorporated here by reference to the Proxy Statement).

(g) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.

                      By: /S/ BRUCE BENDELL
                          -----------------
                      Name:  Bruce Bendell
                      Title: Chairman, President, Chief
                             Executive Officer and Acting
                             Chief Financial Officer

                      Date: January 6, 2006

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      /S/ BRUCE BENDELL
                      -----------------
                      Name:  Bruce Bendell

                      Date: January 6, 2006